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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FREESTAR TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35687R-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Phaeton Investments Limited
                                Trident Chambers
                                  Wickhams Cay
                                  P.O. Box 146
                               Road Town, Tortola
                             British Virgin Islands
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                               Joshua Korff, Esq.
                                Kirkland & Ellis
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 446-4800

                                 APRIL 24, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 1 of 10 Pages

------------------------                                    --------------------
CUSIP No. ________                     13D                  Page 2 of 10 Pages
------------------------                                    --------------------


--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Phaeton Investments Limited
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                         10,000,000
          NUMBER OF       ------------------------------------------------------
           SHARES          8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       0
            EACH          ------------------------------------------------------
          REPORTING        9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                         10,000,000
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                         0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,000,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                 CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Xenia Limited
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                         0
          NUMBER OF       ------------------------------------------------------
           SHARES          8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       10,000,000
            EACH          ------------------------------------------------------
          REPORTING        9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                         0
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                         10,000,000

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,000,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                 CO
--------------------------------------------------------------------------------


                                                              Page 3 of 10 Pages

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Mrs. Irene G. Spoerry
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Switzerland
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                         0
          NUMBER OF       ------------------------------------------------------
           SHARES          8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       10,000,000
            EACH          ------------------------------------------------------
          REPORTING        9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                         0
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                         10,000,000

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,000,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                 IN
--------------------------------------------------------------------------------


                                                              Page 4 of 10 Pages

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Mr. Petros Livanios
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Cyprus
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                         0
          NUMBER OF       ------------------------------------------------------
           SHARES          8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       10,000,000
            EACH          ------------------------------------------------------
          REPORTING        9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                         0
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                         10,000,000

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,000,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                 IN
--------------------------------------------------------------------------------


                                                              Page 5 of 10 Pages

--------------------------------------------------------------------------------
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Mr. Richard Scott
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                 OO
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Great Britain
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                         0
          NUMBER OF       ------------------------------------------------------
           SHARES          8   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                       10,000,000
            EACH          ------------------------------------------------------
          REPORTING        9   SOLE DISPOSITIVE POWER
           PERSON
            WITH                         0
                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                         10,000,000

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 10,000,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 8.5%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                 IN
--------------------------------------------------------------------------------


                                                              Page 6 of 10 Pages

         ITEM 1.      SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of FreeStar Technology Corporation, a Nevada corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Calle Fantino Falco, J.A., Baez Building, 2nd floor, Santo Domingo, Dominican Republic.

         ITEM 2.      IDENTITY AND BACKGROUND.

         The name of the reporting person filing this statement is Phaeton Investments Limited, a British Virgin Islands company ("Phaeton"). The sole director of Phaeton is Xenia Limited, a British Virgin Islands company. The three directors of Xenia Limited, each with sole voting power, are Mrs. Irene G. Spoerry, Mr. Petros Livanios and Mr. Richard Scott. The principal business address and principal office address of each of Phaeton and Xenia is Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Phaeton's principal business is investments. The principal business address and principal office address of Mrs. Spoerry and Mr. Livanios is Cassandra Centre, 29 Theklas Lyssioti Street, CY-3315 Limassol, Cyprus, and of Mr. Scott is 12-14 Finch Road, Douglas IM99 1TT, Isle of Man, British Isles. The present occupation of the directors is Directors of various Trident Trust Offices.

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No consideration has been paid for the Option to buy 10,000,000 shares of the Issuer.

         ITEM 4.      PURPOSE OF TRANSACTION.

         Phaeton received an Option to buy 10,000,000 shares of Common Stock of the Issuer at the time FreeStar Acquisition Corporation, a Delaware corporation ("Purchaser"), which is advised by an advisor of Phaeton, offered to acquire all of the issued and outstanding shares of the Issuer for $74,480,000. The Board of Directors of the Issuer has accepted the offer by means of a letter agreement which was executed by Purchaser and the Issuer. The transaction is anticipated to be consummated by means of a reverse subsidiary merger in which the Issuer will be merged with a newly-formed subsidiary or affiliated entity formed by the Purchaser leaving the Issuer as the surviving entity. The letter agreement is effective for 90 calendar days from acceptance and the consummation of the merger is subject to certain conditions, including adoption of the merger agreement by the Issuer's shareholders, the obtaining of sufficient financing by the Purchaser and other customary conditions.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Persons may beneficially own an aggregate of 10,000,000 shares of Common Stock, or approximately 8.5% of the Common Stock outstanding.

         (b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Statement nor


                                                              Page 7 of 10 Pages
                  any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of
                  Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Schedule 13D Joint Filing Agreement, dated May 12, 2003, by and among Phaeton Investments Limited, Xenia Limited, Mrs. Irene G. Spoerry, Mr. Petros Livanios and Mr. Richard Scott.

         Exhibit 2.1 - Letter Agreement, dated April 24, 2003, from Purchaser to the Issuer (incorporated by reference to Form 8-K filed April 24, 2003).

         Exhibit 10.1 - Option to Purchase 10,000,000 Shares of Common Stock, dated April 24, 2003, issued by the Issuer to Phaeton (incorporated by reference to Form 8-K filed April 24, 2003).


                                                              Page 8 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2003

                                            PHAETON INVESTMENTS LIMITED


                                            By:      /s/ Irene Spoerry
                                                --------------------------------
                                            Name:    Irene Spoerry, on behalf of
                                                     Xenia Limited, Director

                                            XENIA LIMITED


                                            By:      /s/ Irene Spoerry
                                                --------------------------------
                                            Name:    Irene Spoerry
                                            Its:     Director

                                                     /s/ Irene Spoerry
                                            ------------------------------------
                                            Mrs. Irene G. Spoerry



                                                     /s/ Petros Livanios
                                            ------------------------------------
                                            Mr. Petros Livanios



                                                     /s/ Richard Scott
                                            ------------------------------------
                                            Mr. Richard Scott



                                                              Page 9 of 10 Pages